Annaly Capital Management, Inc.
1211 Avenue of the Americas, Suite 2902
New York, NY 10036

July 6, 2009

VIA EDGAR

Ms. Cicely LaMothe
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   Annaly Capital Management, Inc.
        Form 10-K for the year ended December 3, 2008
2009 Definitive Proxy Statement filed April 16, 2009
File No. 001-13447

Dear Ms. LaMothe:

On behalf of Annaly Capital Management, Inc., set forth below are our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by letter dated June 11, 2009 with respect to our Form 10-K for the fiscal year ended December 31, 2008 and 2009 Proxy Statement.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements and Notes

Note 1 – Organization and Significant Accounting Policies, page F-7

1.
We note your disclosure that the fair value of repurchase agreements with maturities shorter than one year generally approximates cost as of December 31, 2008 due to the short term nature of these financial instruments. Please tell us how the current economic environment impacts your assessment for repurchase agreements with maturities closer to a year and the methods used to reach your fair value conclusions as required by paragraph 10 of SFAS 107. Further we note your disclosure that the estimated fair value of long term structured repurchased agreements is reflected in Footnote 7. Please clarify where in that footnote you include this disclosure.

Response

At December 31, 2008, our repurchase agreements were collateralized by high quality U.S. government agency mortgage-backed securities. Notwithstanding the current weakness in the broader mortgage markets, agency mortgage-backed securities have remained desirable collateral in the repurchase markets because of their high credit quality, liquidity and the fact that they are easily priced by the lenders.  Accordingly, the current economic environment did not have a significant impact on the pricing of the interest rates and terms of our repurchase agreements.  We believe this is not necessarily true of other asset classes being used as collateral.

At December 31, 2008, 98% of our non-structured repurchase agreements had an original term or re-pricing term of six months or less.  We only had one non-structured repurchase agreement with an original term longer than six-moths and this repurchase agreement was originated during the fourth quarter of 2008.

Our rationale for determining that repurchase agreements with maturities closer to a year or less have a carrying value that is equal to their fair value is based on our experience which  demonstrated that the assets which collateralize the agreements were relatively desirable even in the strained credit markets during the period.  As a result, we believed our repurchase agreements were being entered into in market conditions that are still current.  Additionally, since our non-structured  repurchase agreements were short term and/or originated during the fourth quarter of 2008, we believed that they reflected the reality of the interest rates and terms available in the credit market. By contrast, our long-term structured repurchase agreements have fair value adjustments due to the changing market conditions and value of the option to call the agreement.

We provided the following disclosure in Footnote No. 7 with respect to the estimated fair value of long term structured repurchase agreements:

The Company has entered into repurchase agreements which provide the counterparty with the right to call the balance prior to maturity date.  These repurchase agreements totaled $8.1 billion and the fair value of the option to call was ($574.3 million) at December 31, 2008.  The repurchase agreements totaled $6.4 billion and the fair value of the option to call was ($176.7 million) at December 31, 2007.  Management has determined that the call option is not required to be bifurcated under the provisions of SFAS 133 as it is deemed clearly and closely related to the debt instrument, therefore the fair value of the option is not recorded in the consolidated financial statements.

Item 15 – Exhibits, Financial Statement Schedules, page 57

2.	In future filings, please file a list of your subsidiaries as an exhibit to your Form 10-K. Refer to Item 601(b)(21) of Regulation S-K for guidance.

Response

We currently have three operating subsidiaries, Fixed Income Discount Advisory Company (FIDAC), Merganser Capital Management, Inc. (Merganser) and RCap Securities, Inc.  (RCap).  RCap is incorporated in the State of Maryland and FIDAC and Merganser are incorporated in the State of Delaware.  We will include a list of our subsidiaries as an exhibit in our future Form 10-K filings.

DEFINITIVE PROXY STATEMENT FILED APRIL 16, 2009

Executive Compensation, page 19

Employment Agreements, page 22

3.
We note your disclosure that while your named executive officers have set base salary and bonus amounts in their respective employment agreements, the compensation committee may use their discretion to either increase or decrease those amounts. Please disclose how the percentages were determined, the book value used to determine the set compensation, whether each of your executive officers received their set compensation for 2008 and to the extent that any executive officer did not receive the set compensation, please discuss what specific factors were considered that changed the executive officer’s base salary and bonus amount. Provide similar disclosure in future filings and tell us what the revised disclosure would look like.

Response

Compensation for executive officers is comprised of a set base salary and target bonus that together equal a set percentage of book value. In setting the various percentages and base salaries of our executive officers, we take into account the executive’s position in our organization, his or her responsibilities and our desire to ensure they are sufficiently compensated according to what we believe are market norms so they continue to remain in our employ.  We do not change our executives’ base salaries or their percentages unless we amend the employment agreements we have entered into with them, but the compensation committee has the discretion to either increase or decrease the target bonus.

Our chief executive officer and chief investment officer are our founders, and their initial percentages, 0.20% and 0.17%, respectively, were set when we commenced operations.  Our chief financial officer’s percentage was set shortly after our initial public offering in 1997.  The percentages for our two other named executive officers were initially set when they joined us in 2001 and 2002, respectively.  Over time, the employment agreements of our executive officers have been amended to change their base salaries and percentages.  In 2001, the percentage for our chief executive officer was increased to 0.25%, and it has been unchanged since then.  At the same time, our chief investment officer’s percentage was increased to 0.20%.  Our chief investment officer’s percentage was further increased to 0.25% in 2008 when our compensation committee determined that her base salary and percentage should be the same as our chief executive officer.  The percentage for the other two named executive officers and their base salaries was increased to 0.05% in 2006 when they were promoted to their current positions.  Our chief financial officer’s percentage has not been changed since it was initially set but her base salary has changed.

We use the same definition of book value in each of our employment agreements with our executives.  As described in our Compensation Discussion and Analysis, book value is defined as the aggregate amounts reported on our balance sheet as “Stockholders’ Equity,” excluding any adjustments for valuation reserves (i.e., changes in the value of our portfolio of investments as a result of mark-to-market valuation changes).

Our compensation committee approved bonuses which gave four of our five named executive officers their targeted bonus and base salary compensation for 2008.  For our chief investment officer, however, it awarded an additional $1 million bonus above her targeted bonus for 2008.  If any named executive is awarded more or less than their targeted bonus or if their base salary is changed, we will discuss the specific factors that were considered in making the change in future filings.

 For example, with respect to the amendment of the employment agreement and the additional award in 2008 to our chief investment officer, we would propose to include the following additional disclosure:

Our compensation committee awarded our chief investment officer an additional $1 million bonus above her targeted bonus for 2008.  Additionally, we amended our employment agreement with her to increase her base salary and targeted bonus to be 0.25% of our book value.  We made this award and amended her employment agreement because of the following considerations.  Our dividend for the first quarter in 2008 was the ninth straight increase in our quarterly dividends.  From our fourth quarter 2005 dividend of 10 cents per share to our first quarter 2008 dividend of 48 cents per share, our quarterly dividend increased almost fivefold.  On an annual basis, we paid total dividends in 2006 of 57 cents and paid total dividends in 2007 of $1.04.

From March 2007 to January 2008, we conducted four public offerings of our common stock and raised aggregate gross proceeds in excess of $3.5 billion.  It was this additional capital that helped us navigate successfully the unprecedented difficulties and stresses that spread throughout the capital markets beginning March 2007.

We attribute much of our success in increasing our dividends, raising additional capital through public offerings, and managing our business through the upheavals in the credit markets to our chief investment officer’s oversight of the team of investment professionals she manages.  We also determined that in light of her contribution to our success, it was appropriate that she have the same level of base compensation and targeted bonus compensation as our chief executive officer.  Additionally, we believe that there is strong demand for the services of individuals who have successfully navigated financial services companies through the recent turbulent capital markets, and we want to ensure we continue to employ our chief investment officer.  As a result, we awarded her a $1 million additional bonus and amended our employment agreement with her.

Summary Compensation Table, page 25

4.
We refer you to the Securities Act Release 33-8732A (Aug. 29, 2006). The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, we note that Mr. Farrell and Ms. Denahan-Norris received option grants that were significantly higher than the amount received by the other named executive officers.

Response

As we stated in our Compensation Discussion and Analysis, we determine specific long term incentive awards by taking into account factors such as the executive’s position, his or her contribution to our performance, market practices as well as the recommendations of our chief executive officer.  Since 2005, we have awarded our chief executive officer and chief investment officer the same amount of stock option grants.  We have done so because we value equally the contributions of each of these individuals, and want to be sure that each has significant long-term incentives aligning their interests with our shareholders.  We also believe that these two individuals should receive greater awards than our other named executive officers.  Accordingly, in 2008 each of them received a little bit less than 4 times the grants we awarded our other named executive officers.  This ratio has been relatively consistent for several years.

Section 16(a) Beneficial Ownership Reporting Compliance, page 37

5.
We note that Messrs. Farrell, Green and Diamond were each late in filing a Form 4 during the fiscal year ended December 31, 2008. In future filings, please also disclose the number of transactions that were not reported on a timely basis. Please refer to Item 405(a)(2) of Regulation S-K for guidance.

Response

There was a single transaction in each of the Form 4s which were not filed in a timely manner by Messrs. Green and Diamond.  Mr. Farrell’s untimely filed Form 4 reported a single purchase with multiple executions.  We will disclose the number of transactions which were not reported on a timely basis in the future.

*           *           *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, Form 10-Q, and its Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings: and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please send any additional concerns or questions regarding your letter dated June 11, 2009 to my attention at kfagan@annaly.com or feel free to call me at 212-696-0100.

Very truly yours,

/s/ Kathryn Fagan
Kathryn Fagan
Chief Financial Officer

cc:           R. Nicholas Singh, Esq.